Exhibit 99.1

Micropolis AI Robotics Receives NYSE American Notice Regarding Stockholders’ Equity Requirement

DUBAI, United Arab Emirates, Oct. 05, 2026 (GLOBE NEWSWIRE) — Micropolis AI Robotics (NYSE American: MCRP) (the “Company”) today announced that it received a letter from NYSE Regulation dated September 29, 2026, notifying the Company that it is not in compliance with the stockholders’ equity requirement in Section 1003(a)(ii) of the NYSE American Company Guide (the “Company Guide”).

Section 1003(a)(ii) requires stockholders’ equity of at least $4.0 million for a company that has reported losses from continuing operations and/or net losses in three of its four most recent fiscal years. The notice cited the Company’s reported stockholders’ equity of $2.2 million as of June 30, 2025 and net losses in three of its four most recent fiscal years ended December 31, 2024. NYSE Regulation also advised that the Company is not currently eligible for an exemption from the stockholders’ equity requirements under Section 1003(a) of the Company Guide.

Under Section 1009 of the Company Guide, the Company must submit a compliance plan to NYSE Regulation by October 29, 2026 describing the actions it has taken or intends to take to regain compliance with the applicable continued listing standards by March 29, 2028. The plan must include specific milestones, quarterly financial projections and details of any strategic initiatives the Company intends to complete.

The Company intends to submit a compliance plan by the required deadline and to work with NYSE Regulation to address the deficiency.

If NYSE Regulation accepts the plan, the Company will be subject to periodic reviews, including quarterly monitoring, to assess its progress toward compliance. If the Company does not submit a plan by the deadline or the plan is not accepted, the NYSE American will commence delisting proceedings. If the plan is accepted but the Company does not make progress consistent with the plan or fails to regain compliance by March 29, 2028, NYSE American staff will initiate delisting proceedings as appropriate. The Company may appeal a staff delisting determination under the applicable provisions of the Company Guide.

The notice does not itself constitute a suspension of trading or a delisting determination, and has no immediate impact on the listing of the Company’s ordinary shares, which will continue to be listed and traded on the NYSE American.

Continued listing and trading of the Company’s ordinary shares remain subject to the NYSE American’s applicable continued listing requirements and procedures, including its authority to take accelerated action under other listing standards. There can be no assurance that the compliance plan will be accepted, that the Company will regain compliance within the prescribed period, or that the Company will maintain its listing on NYSE American.

NYSE American will identify the Company as below compliance on its website and disseminate a below-compliance indicator with the Company’s ticker symbol beginning five business days following receipt of the notice. These designations will be removed when the Company has regained compliance with all applicable continued listing standards.

About Micropolis AI Robotics

Micropolis is a robotics manufacturer founded in 2014, based in UAE with its headquarters located in Dubai Production City, Dubai, UAE. It specializes in developing AMRs that utilize wheeled EV platforms and are equipped with autonomous driving capabilities. As part of Micropolis’ product offerings, it integrates application-specific pods that serve as the primary purpose of a robot. These pods are designed to accommodate various functionalities, including surveillance cameras, road sweepers, logistics compartments, as well as collaborative robots (cobots) intended for direct human-robot interaction.

Forward-Looking Statements

This press release contains forward-looking statements, including statements concerning the Company’s intention to submit a compliance plan, its efforts to regain compliance with NYSE American’s continued listing standards and its ability to maintain its listing. These statements are based on management’s current expectations and are subject to risks and uncertainties that could cause actual results to differ materially, including the Company’s ability to develop and implement a compliance plan, NYSE Regulation’s acceptance of that plan, the Company’s future financial performance and stockholders’ equity, its ability to obtain financing if needed, and its compliance with other applicable listing requirements. Additional risks and uncertainties are described in the Company’s filings with the Securities and Exchange Commission. The Company undertakes no obligation to update these forward-looking statements, except as required by applicable law.

Contact Information

For Investor Relations:

Micropolis AI Robotics

Email: Francesca@micropolis.ae